THE J. M. SMUCKER COMPANY

One Strawberry Lane

Orrville, OH 44667

June 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

RE:	The J. M. Smucker Company

Registration Statement on Form S-4

Filed June 30, 2015

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4, as may be amended from time to time (the “Registration Statement”), of The J. M. Smucker Company (the “Company”), J.M. Smucker LLC, and The Folgers Coffee Company (collectively, including the Company, the “Registrants”), registering the offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $500,000,000 of 1.750% notes due 2018 of the Company (the “2018 New Notes”) for an equal principal amount of outstanding 1.750% notes due 2018 of the Company (the “2018 Old Notes”), an aggregate principal amount of up to $500,000,000 of 2.500% notes due 2020 of the Company (the “2020 New Notes”) for an equal principal amount of outstanding 2.500% notes due 2020 of the Company (the “2020 Old Notes”), an aggregate principal amount of up to $400,000,000 of 3.000% notes due 2022 of the Company (the “2022 New Notes”) for an equal principal amount of outstanding 3.000% notes due 2022 of the Company (the “2022 Old Notes”), an aggregate principal amount of up to $1,000,000,000 of 3.500% notes due 2025 of the Company (the “2025 New Notes”) for an equal principal amount of outstanding 3.500% notes due 2025 of the Company (the “2025 Old Notes”), an aggregate principal amount of up to $650,000,000 of 4.250% notes due 2035 of the Company (the “2035 New Notes”) for an equal principal amount of outstanding 4.250% notes due 2035 of the Company (the “2035 Old Notes”) and up to an aggregate principal amount of $600,000,000 of 4.375% notes due 2045 of the Company (the “2045 New Notes” and, together with the 2018 New Notes, the 2020 New Notes, the 2022 New Notes, the 2025 New Notes, the 2035 New Notes and the guarantees thereof, the “New Notes”) for an equal principal amount of outstanding 4.375% notes due 2045 of the Company (the “2045 Old Notes” and, together with the 2018 Old Notes, the 2020 Old Notes, the 2022 Old Notes, the 2025 Old Notes and the 2035 Old Notes and the guarantees thereof, the “Old Notes”). The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sale or transfer of the New Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the New Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[SIGNATURE PAGE FOLLOWS]

Sincerely,

THE J. M. SMUCKER COMPANY

By:	/s/ Jeannette L. Knudsen
Name:	Jeannette L. Knudsen
Title:	Vice President, General Counsel and
Corporate Secretary

J.M. SMUCKER LLC
THE FOLGERS COFFEE COMPANY

By:	/s/ Jeannette L. Knudsen
Name:	Jeannette L. Knudsen
Title:	Authorized Person on behalf of each of the above-named Guarantors

cc:	Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz